

January 14, 2011

Via U.S. Mail

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

> **Re:** **VR Holdings, Inc.**
> **Amendment No. 7 to Form S-1**
> **Filed January 7, 2011**
> **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three from our letter dated December 22, 2010. Revise the prospectus cover page and Plan of Distribution to disclose that each claimant is an underwriter.

2. We note your response to comment four from our letter dated December 22, 2010. You have not made the requested changes. If you believe you have made the change, please point us to the page in your document. Otherwise, revise to disclose that each purchaser of the shares in the offering will either have to resell their shares pursuant to a registration statement, section 4(1) of the Securities Act if available for non-affiliates, or meeting the conditions of Rule 144(i).

3.   We note your response to comment five from our letter dated December 22, 2010. We refer you to the fourth paragraph on page 5. Revise here and page 15 to clarify that if the petition for leave to appeal is denied, then the Illinois litigation is over. Further, revise to update for the defendant's response and the current status of the proceedings.

4.   We note your response to comment six from our letter dated December 22, 2010. You disclose that The Cancer Foundation has no claim against VR Holdings and is not party to the Illinois litigation. In light of these facts, please explain why The Cancer Foundation exchanged its claim for shares of VR Holdings and is funding the Illinois litigation. According to page 26, since The Cancer Foundation is your only source of liquidity, please explain what The Cancer Foundation expects in return for paying your expenses.

5.   Please submit as correspondence on EDGAR the supplemental materials you provided to us that are dated January 3, 2011.

Summary Compensation Table, page 50

6.   Please update your executive compensation discussion for the fiscal year ended September 30, 2010.

Selling Stockholders, page 60

7.   We note your response to comment seven from our letter dated December 22, 2010. We note your legend on the stock certificate. However, we requested that you submit to us on a supplemental basis written confirmation from each donee that (i) it has received shares in your company and requested registration, and (ii) it is aware that you are registering its shares and is being named as a selling shareholder in the registration statement. The written confirmation also should indicate that each donee is aware that it is being named as an underwriter in the registration statement. Please comply.

8.   Further, we note your response that "The Company had notified the stockholders that their shares were going to be registered for resale and the stockholders agreed with that process." Please tell us in detail how you notified the stockholders and how the stockholders agreed with that process.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to 713-456-2509
        Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm